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December 4, 2007

VIA EDGAR

H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc.) Form S-1, Amendment No. 3 filed December 4, 2007 (the “Registration Statement”) File No. 333-145863

Dear Mr. Owings:

                       On behalf of Whitehall Jewelers Holdings, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”), which amendment addresses comments contained in the Comment Letter (as defined below).

                       This letter is in response to the comments of the Staff set forth in its letter dated November 20, 2007, concerning the above-referenced Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to the corresponding comment. Capitalized terms used herein and not otherwise defined herein have the meaning set forth in Amendment No. 3.

General

1.

We note your response to prior comment one. Given the facts and circumstances of the transaction and trading market, we believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise accordingly and identify the Prentice and Millennium entities as underwriters.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

Response
For the reasons set forth below, the Registrant respectfully believes that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement.

Appreciating the seriousness of the Staff’s comment, we shared the Staff’s concern with Prentice Capital Management, LP (“Prentice”), who volunteered, as a sign of good faith, to cut back by 50% the number of shares it is registering in the Registration Statement pursuant to the Purchase Agreement. In addition, it should be noted that Prentice has previously voluntarily cut back 18,806,987 shares from the original filing of this Registration Statement. We assert that Prentice’s actions should not be construed as conceding or agreeing with the Staff’s position but rather as an accommodation in the spirit of being able to alleviate any Staff concerns and have the Registration Statement declared effective.

Background
On July 27, 2007, the Registrant entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 14 accredited investors (the “Investors”) for the sale of common stock (“Common Stock”) and warrants for a total purchase price of $50,000,000 (the “PIPE Financing”). Pursuant to the Purchase Agreement, the Investors purchased a total of 14,619,883 shares (the “Shares”) of Common Stock at a purchase price of $3.42 per share. The Registrant also issued to the Investors five-year warrants (the “Warrants”) giving them the right to purchase an aggregate of 7,309,943 shares of Common Stock (the “Warrant Shares”) at an exercise price of $4.10 per share, subject to certain anti-dilution adjustments. The Warrants require payments to be made by us for failure to timely deliver the Warrant Shares. The Warrants also contain a limitation on exercise, such that the Investors may not own in excess of 4.99% or 9.99% (depending on the Investor) of our outstanding shares of Common Stock (subject to an increase or decrease, upon at least 61-days notice by an Investor to us, of up to a maximum of 9.99%). At any time after the Registration Statement is effective, we shall have the option to call the Warrants at a redemption price per Warrant equal to the exercise price per share if the closing sale price of our Common Stock is at least $6.15 for twenty consecutive trading days. The Purchase Agreement requires us to register the Common Stock and the Warrant Shares with the Securities and Exchange Commission (the “Commission”) within 150 days of closing or pay significant penalties.

The Shares and Warrants issued pursuant to the Purchase Agreement were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. In the Purchase Agreement, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. The terms of the PIPE Financing do not include any price “resets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions. The Warrants have customary antidilution provisions under which, among other things, the exercise price of the Warrants adjust, on a weighted-average basis, if the Registrant issues or is deemed to have issued Common Stock at a price below the exercise price of the Warrants.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

According to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 (the “10-Q”), at September 17, 2007, the Registrant had 39,653,122 shares of Common Stock outstanding. In addition, at the time of the Purchase Agreement, the Registrant had outstanding warrants to acquire an aggregate of 7,309,942 shares of Common Stock and options to purchase 775,477 shares of Common Stock. Accordingly, on the date the Purchase Agreement was consummated, the Registrant had an aggregate of 47,738,541 shares of Common Stock outstanding on a fully diluted basis. At the time of the Purchase Agreement, the directors and executive officers as a group beneficially owned 36,331,689 shares of Common Stock, including those shares imputed to our directors Jonathan Duskin and Charles Phillips, based on their relationship with Prentice, and Efrem Gerszberg and his relationship with Holtzman (as defined below), of which 32,764,218 were presently outstanding. As disclosed in the Registration Statement, entities affiliated with Prentice became the beneficial owners of 25,941,928 shares of Common Stock, or approximately 64.9% of the shares outstanding, entities affiliated with Holtzman Opportunity Fund, L.P. (“Holtzman”) became the beneficial owners of 6,046,813 shares of Common Stock, or approximately 15.14% of the shares outstanding and entities affiliated with Millennium Partners, L.P. (“Millennium”) became the beneficial owners of 4,385,965 shares of Common Stock, or approximately 10.98% of the shares outstanding calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with calculations excluding warrants in the total share calculations due to blockers in the warrants restricting the warrants from being exercised.

Rule 415 Analysis – Secondary Offerings
In 1983 the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:
(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary…

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering. The Registrant is not eligible to use Form S-3 to effect a primary offering. As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Registrant, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the PIPE Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities. Because such a recharacterization has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Registrant -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretation D.29 (the “Factors Interpretation”) provides that:

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

As the Factors Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Factors Interpretation is discussed below in the context of the PIPE Financing. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the PIPE Financing can be registered for sale on behalf of the Investors pursuant to Rule 415. However, Prentice has voluntarily cut back its shares that it is entitled to register under the PIPE Financing in order to alleviate any Staff concerns and have the Registration Statement declared effective.

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Registrant. Here, the Investors have held their shares for 130 days as of the date of this letter December 4, 2007. This holding period is longer than required by the Staff for valid “PIPE” transactions.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation. Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of over four months must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace. In nearly all of the PIPE transactions that we have participated in -- including this one -- a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with the PIPEs Interpretation. Obviously, the Staff has the right to overturn its PIPEs Interpretation if it chooses, however, in all of our discussions with the Office of Chief Counsel, the Staff has assured us that it has no intention of so doing.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable subject to the Purchase Agreement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Securities Act and Regulation D promulgated thereunder. As noted above, the terms of the Warrants contain no “toxic” provisions or other terms that merited any special concerns by the Staff. All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations are false.

In our conversations with members of the Staff regarding the Staff’s Rule 415 interpretation and anecdotal reports, it has become apparent to us that the Staff equates registration with an intent to distribute. However, this perspective is fundamentally flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently. It would be fundamentally irresponsible for those investors not to have their shares registered. Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the registrant. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view. If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption. However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the PIPE Financing even if they wanted. As indicated above, there were 14 discrete Investors in the Purchase Agreement. Although the Prentice Investors are affiliated, there is no evidence that the Investors have any plan to act in concert or effect a distribution with respect to their shares. Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes. See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same PIPE and signing the same investment documents prepared by one counsel are not a “group”). Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, according to the website Yahoo Finance (www.finance.yahoo.com), the three-month average daily trading volume of the Common Stock as of today, December 4, 2007, is approximately 56 shares. Assuming trading volume remains constant, and assuming no other person sold a single share of stock during the entire period, if the Investors attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 838,626 trading days to do so. Assuming no holidays at all, that would equate to a period of nearly 2298 years. It simply strains logic past the breaking point to believe that the Investors have purchased their shares for the purpose of making a distribution if it would take them 2298 years to do so. No rational investor would purchase such a large block of shares with the intent of effecting a distribution. The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply could not absorb that much stock. In this situation -- as is the case with many PIPE transactions -- the concept that the Investors have “freely tradable” shares is far more

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

theoretical than real. For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the SEC’s own rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as:

an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is not a scintilla of evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the PIPE Financing were registered. Again, it is not credible to assume that the 14 Investors in the PIPE Financing will somehow band together to distribute their shares. Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. To do so would violate the detailed representations made by them in the Purchase Agreement. Moreover, a distribution is not feasible given the limited trading volume of registered shares.

Investors Relationship to the Issuer

As described above, a number of Investors, including Prentice and Holtzman, have made prior investments in the Registrant. As a result, it is not credible to assume that they intend to flip their shares once the Registration Statement is declared effective. Prentice is a long-term buy and hold investor, evidenced by its initial investment in the Registrant in October 2005. See Schedule 13D filed October 13, 2005 SEC File No. 5-49037 for Whitehall Jewellers Inc., SEC File No. 1-15615. Again, there is no reason to believe that Prentice does not have the intention or ability to hold its shares for an indefinite period. The other Investors are primarily investment funds who have no prior relationship to the Registrant. As is the case with the other Investors, there is no simply no basis to infer that any of them intend to effect a distribution on behalf of the Registrant.

Prentice

Entities associated with Prentice seek to register the offer and sale of an aggregate of 5,351,205 shares of the common stock pursuant to the Form S-1, including Warrant Shares. Prentice purchased such shares at a price of $3.42

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

per share in the 2007 Equity Transactions on July 27, 2007 (the “Closing Date”). As background, in 2006, Prentice and Holtzman indirectly acquired Whitehall by means of a tender offer, in February 2006, and a merger transaction, in June 2006, by which Prentice became the controlling shareholder of the Registrant’s common stock. However, in this Registration Statement, both Prentice and Holtzman agreed not to register any securities acquired prior to the 2007 Equity Transactions. Therefore, the only shares to be registered in this offering by affiliates of Prentice were purchased in the 2007 Equity Transactions, on the same terms as the other Investors. The shares of common stock being registered by Prentice in this offering represent a new investment, whereby Prentice bears the economic and investment risks of such holdings, and accordingly, Prentice received the same registration rights as the other stockholders.

Prentice has a mutual interest with unaffiliated shareholders in the long term success of the Registrant. This mutuality is evidenced by Prentice's past and continuing investment totaling tens of millions of dollars in the Registrant. Prentice currently owns 64.9 % or 25,941,928 shares of the Registrant. Even if it is allowed to register and sell 5.3 million shares, it will still own 51.5% or 20,590,723 shares of the Registrant. We appreciate the concern that flooding the market with a significant number of shares may depress the stock price. However, this approach would be contrary to Prentice's economic interests - it is, and will continue to be, the largest stockholder of the Registrant even if it sells the proposed shares. Prentice's past and continuing investment in the Registrant distinguishes it from the problematic scenarios envisioned by the Staff. We are confident that Prentice will act in an economically rational way given its continuing major shareholder stake in the Registrant.

Prentice is not in the business of underwriting securities and Prentice represented in the Securities Purchase Agreement, dated as of July 27, 2007, by which the selling stockholders purchased the shares of common stock being registered, (the “Securities Purchase Agreement”) that it did not purchase its shares of common stock with a “view to, or for distributing” of such shares and that it does not have any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock as of the Closing Date. In fact, Prentice has a history of buying and holding large, concentrated positions in public companies such as Russ Berrie and Company, Inc., Ascendia Brands, Inc., Gaiam, Inc. and Bluefly, Inc.

Millennium Partners, L.P.

Despite Millenium’s ownership of approximately 11% of the Registrant’s Common Stock, we do not consider Millenium to be an affiliate.

Millenium is a New York-based investment fund that makes investments in both private and public companies. Based upon public filings made by Millenium with the SEC it is clear Millienium has made considerable investments in, and continues to hold positions in, numerous publicly-traded companies.

Millenium was first introduced to the Registrant in 2007 by a registered representative of an NASD member firm that served as a selected dealer in connection with the Registrant’s recently completed PIPE Financing. Millennium’s only relationship with the Registrant is therefore that of an investor. Indeed, there are no interlocking relationships between the Registrant’s directors and officers and those of Millennium; Millennium has no part in the management of the Registrant and no one associated with the Registrant has a part in the management or investment decisions of Millennium; neither the Registrant nor anyone associated with the Registrant has any equity interest in Millennium or any of Milllennium’s affiliates; and there are no family relationships among the individuals associated with the Registrant and those associated with Millennium.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

While we recognize that beneficial ownership of 10% or more of a publicly registered equity security mandates insider filings with the Commission pursuant to Section 16 of the Exchange Act, we believe that such ownership is not dispositive as to affiliate status. As you are aware, Rule 144 of the Rules and Regulations promulgated under the Securities Act (the “Rules and Regulations”) provides that an affiliate of an issuer is “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.” Rule 405 of the Rules and Regulations provides the same.

While the term “control” is not defined in either the Securities Act or the Exchange Act, our analysis demonstrates that none of the factors are present here that are consistently found to be present by the Commission when concluding that “control” exists. See generally Loss & Seligman, Fundamental of Securities Regulation, Aspen Publishers (2004) at pages 455-469 (“Control Concepts under the SEC Statutes”).

Regardless, the Staff has acknowledged that affiliate status does not preclude secondary offerings- “even in cases where the affiliate owns more than 50% of the issuer’s securities.” See Interpretations H. 20.

Lastly, we note that the Staff recently considered and accepted a similar fact pattern involving a 10% holder. See Pipex Pharmaceuticals, Inc., File No. 333-139354, response letter dated January 25, 2007.

The Amount of Shares Involved

At the outset, it is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. That concept has been reiterated to us by members of the Office of Chief Counsel in several conversations we have had with them. However, in this case, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff. This single-minded focus on the number of shares is inconsistent with the Factors Interpretation and the facts and circumstances recited above.

As has been explained to us by the Office of Chief Counsel, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Division began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered. The Office of Chief Counsel has advised us that, in order to monitor these types of transactions, the Staff was ordered to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K or Form 10-KSB. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Factors Interpretation. As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply. In partial response to criticism over the Staff’s interpretive position, we understand that the Staff’s focus shifted late last year to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the PIPE Financing do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

The availability of the Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis. It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock. Contrary to the Staff’s viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company with a limited trading market.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who are unable to use Form S-3 to register their shares on the

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

shelf and have very limited options to raise funds. In light of the Commission’s public commitment to small business issuers, the Staff’s focus on these smaller companies is hard to harmonize. Perhaps the Staff believes that smaller companies are more likely to engage in actions that violate the federal securities laws. However, we are unaware of statistics demonstrating that smaller public companies violate the federal securities laws at a substantially higher rate than do larger publicly companies. Rather, as evidenced by public debacles such as Enron and Worldcom, it appears that “size doesn’t matter” when it comes to illegal behavior.

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Investors evaluated an investment in the Registrant on the basis of the business purpose for the offering and whether they believed the Registrant’s proposed use of proceeds was rational and likely to produce above average investment returns. The number of shares they ended up owning was just a mathematical result of the size of the investment, the price per share and the Registrant’s market capitalization. In our experience, PIPE investors do not look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership. By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

The lack of rationality in focusing on the number of shares being registered is amply demonstrated by how the Staff resolves Rule 415 issues. Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering. If the Investors are acting as a mere conduit for the Registrant, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell. It doesn’t change one iota the investment intent of the selling shareholders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

The Staff’s arbitrary focus on one-third of the public float contradicts its own interpretative positions. For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis. (emphasis added)

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered appears to be an attempt to resurrect the discredited “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). In addition, this position conflicts with Interpretation D.5 which states:

As discussed in Release No. 33-6383 there are no presumptive underwriter standards under Rule 415. Thus, the determination whether a person is an underwriter with respect to a large amount of securities acquired in one or a series of offerings under the rule depends on the particular facts and circumstances.

The Staff has recently adopted amendments to Rule 145 that also eliminated the presumptive underwriter doctrine in connection with most Rule 145 transactions. See Securities Act Release No. 33-8813 (July 5, 2007) (proposing to eliminate the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, there is no principled basis for attempting to apply the doctrine here.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

Reverse Merger Exception to One-Third Float Limitation

In January 2007, several Senior Commission officials publicly discussed the Rule 415 secondary offering vs. primary offering issue.1 The officials stated that a general rule, unless a registrant is S-3 primary eligible, resale registration statements will be limited to one-third of the unaffiliated public float.2 However, a reverse merger exception was mentioned by the Staff.3 For example, the Commission’s Chief Counsel stated that reverse mergers with limited float would be an exception to the one-third float standard.4 Under this fact pattern, the Staff indicated that it will allow a reasonable number of shares to be registered.5 Our research confirms that reverse mergers have been allowed to register more than one-third of the unaffiliated float (See Supplemental Comparable Transaction Chart which is being furnished separately to the Staff) and maintain that it is unfair to treat us differently from other registrants who have been permitted to register their shares in similar registrations.

In addition, as indicated in our supplemental chart, we are aware of many situations, including in the case of reverse mergers, where the Staff has reviewed other registration statements in substantially similar circumstances and has allowed the registrant to effect a registration of a far greater proportion of the outstanding shares. There is nothing in this situation that justifies applying a lower threshold. On these facts and especially in light of the diffuse nature of the Investors, and the alignment of interests of Prentice and non-affiliate shareholders the Registrant should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

None of the Investors are in the business of underwriting securities. As described above, all of the Investors are private investment funds that buy and sell portfolio securities for their own accounts. All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Registrant. The Investors made fundamental decisions to invest in the Registrant, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for the long haul. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares. In addition, the Investors beneficially own so much Common Stock that it would be virtually impossible for them to distribute it even if that was their intention. The number of shares initially covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and signed off on by the Staff. None of the Investors are in the business of underwriting securities. In these circumstances we believe that the offering the Registrant seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the Registrant should be permitted to proceed with the registration of the shares issuable in the PIPE Financing. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

1 http://www.thecorporatecounsel.net/blog/archive/001380.html
2 Id.
3 http://www.reversemergerblog.com/labels/Rule%20415.html
4 http://www.srffllp.com/pdf/Latest_from_the_sec_on_rule_415.pdf
5 http://www.golawintl.com/index.php?option=com_content&task=view&id=61&Itemid=154

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

Risk Factors, page 9

Future sales of our common stock..., page 16

2.

We note your response to prior comment seven and revised disclosure on page 16. Currently the quantification of the amount of shares to be outstanding upon the effectiveness of the registration statement “not counting the Shares and Warrant Shares being registered by this prospectus” is confusing. Please revise the statement contrasting the 314,719 shares to the post-effective amount to instead include the number of shares covered by the registration statement, and express this increase in percentage terms or other concise language that clearly explains the exponential increase to freely tradable shares.

The revisions requested by the Staff have been made on pages 16 and 17 of Amendment No. 3 in “Risk Factors – Risks Related to our Common Stock – Future sales of our common stock may depress our stock price.”

Market Price of and Dividends of our Common Stock, page 20

3.	Please revise to provide the per share market information. See Item 201 of Regulation S-K.

The revisions requested by the Staff have been made on page 21 of Amendment No. 3 in “Market Price of and Dividends on our Common Stock and Related Shareholder Matters.”

Executive Compensation, page 69

4.

We note your revised disclosure on pages 72-73 in response to prior comments 11 and 12. Please revise your discussion of salary, bonus and equity components of executive compensation to explain and quantify how they “varie[d] from the comparable company medians,” referenced on page 72, and “the benchmark range,” referenced on page 73. Was the benchmark range the low and high medians for each benchmarked company? Please revise accordingly.

The revisions requested by the Staff have been made on pages 73 and 74 of Amendment No. 3 in “Executive Compensation – Compensation Discussion and Analysis – Comparator Companies” and “–Base Salary.”

Certain Relationships and Related Transactions, page 92

5.

Please refer to prior comment 16. It is unclear why you do not discuss the options to purchase shares of Whitehall Jewelers, Inc. common stock, which were converted to options to purchase 2,447,129 shares of your common stock. Your revised disclosure should distinguish between shares issued by you to Prentice and other affiliates in return for their Whitehall shares, extinguishment of debt, and otherwise.

H. Christopher Owings, Esq.
Securities and Exchange Commission
December 4, 2007

The revisions requested by the Staff have been made on pages 93 and 94 of Amendment No. 3 in “Certain Relationships and Related Transactions and Director Independence.”

6.

We reissue prior comment 17. It is still unclear if and how the common shares were meant to be valued at $66.9 million, $59 million or another amount. Did the parties intend for the common shares exchanged for extinguishment of Prentice and Holtzman debt to be a certain amount? If so, how was the number of shares determined, given the lack of a liquid market for Whitehall’s securities? Was the total number of shares determined using the sale price you received in the private placement? Please revise accordingly.

The revisions requested by the Staff have been made on pages 93 and 94 of Amendment No. 3 in “Certain Relationships and Related Transactions and Director Independence.”

         We respectfully request your prompt review of Amendment No. 3 to the Registration Statement. If you have any questions or comments or require further information with respect to this submission, please do not hesitate to call me at (212) 756-2053 or Eleazer Klein of this firm at (212) 756-2376.

Very truly yours,

/s/ Alon Harnoy, Esq.
Alon Harnoy, Esq.

cc:	Peter Michielutti
Whitehall Jewelers Holdings, Inc.
Executive Vice President and Chief Financial Officer

Robert B. Nachwalter
Whilehall Jewelers Holdings, Inc.
Senior Vice President and General Counsel

Michael Yager
Whitehall Jewelers Holdings, Inc.
Vice President and Controller

Eleazer Klein
Schulte Roth & Zabel LLP